Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved as of today, on May 13, 2021, the payment up to December 31, 2021 of the following earnings to stockholders, based on the final stockholding position registered on May 24, 2021, with its shares traded “ex-rights” as of May 25, 2021:
Interest on capital, in the amount of R$ 0.04874 per share, with a 15% withholding income tax, resulting in net interest of R$ 0.041429 per share, with the exception of any corporate stockholders who are proven to beimmune or exempt from such withholding.
The interest on capital stated on this date is a partial prepayment of total dividends and interest on capital related to the results for 2021 and, therefore, will supplement dividends and interest on capital possibly declared until annual results are ultimately disclosed.
For further information, please visit our website on www.itau.com.br/relacoes-com-investidores as follows: Contact IR > Service.
São Paulo (State of São Paulo), May 13, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence
Note: Interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.